Exhibit 1.02

CONFLICT MINERALS REPORT

Reporting Period from January 1 to December 31, 2013

LENNOX INTERNATIONAL INC.

For purposes of this Report, “Conflict Minerals” is used as defined in Section 13(p)(5) of the Securities Exchange Act of 1934, as amended, the “DRC” means the Democratic Republic of the Congo or an adjoining country, “Registrant” includes Lennox International Inc. and its consolidated subsidiaries and the “EICC-GeSI” means Electronic Industry Citizenship Coalition, Incorporated and Global e-Sustainability Initiative.

I. Framework for Reasonable Country of Origin Inquiry (“RCOI”):

During 2013, the Registrant adopted a process regarding Conflict Minerals in its Products (as defined below) which was generally based on the Framework for Risk-Based Due Diligence in the Mineral Supply Chain from the Organization for Economic Co-Operation and Development, Second Edition.

Employees of several Registrant departments met regularly to discuss the applicable regulations and progress on the activities related to Conflict Minerals. As part of these activities, employees of the Registrant’s global sourcing group identified a number of suppliers in its centralized Business Warehouse spend database of goods that (i) were believed to possibly include Conflict Minerals and (ii) were used in the production of a Product under product manufacturing and contract manufacturing arrangements.

The Registrant then established a methodology, based on the EICC-GeSI due diligence protocol, in order to try to determine the source and chain of custody for any Conflict Minerals which were believed necessary to the functionality or production of a product manufactured by the Registrant in 2013 or a product contracted by the Registrant to be manufactured in 2013, which include furnaces, air conditioners, air handlers, heat pumps, display cases, unit coolers, condensing units and controls (the “Products”). It also adopted a procedure to report on its related due diligence activities.

The Registrant does not purchase columbite-tantalite, cassiterite, wolframite, tin, tantalum, tungsten or gold directly from smelters or mines. Additionally, the Registrant’s standard purchase order terms require suppliers to comply with all applicable laws. The Registrant also is committed to increasing transparency in its supply chain regarding the origin and traceability of Conflict Minerals.

II. RCOI and Due Diligence:

(1). As part of the Registrant’s RCOI and due diligence activities, employees of the Registrant’s global sourcing group identified 259 suppliers in its centralized Business Warehouse spend database of goods that (i) were believed to possibly include Conflict Minerals and (ii) were used in the production of a Product under product manufacturing and contract manufacturing arrangements. These suppliers were believed by such employees to represent approximately 95% of Registrant’s spending for goods from suppliers in such database under such arrangements during 2013.

(2). The Registrant sent letters to all 259 suppliers described in (1) above, requesting them to utilize EICC-GeSI resources to (i) determine whether they supplied the Registrant with metals or materials containing Conflict Minerals; (ii) identify smelters in their supply chain that supply Conflict Minerals; (iii) determine whether those identified smelters are certified to be Conflict Mineral free; and (iv) download, complete, and return the EICC-GeSI Reporting Template to the Registrant (the “Conflict Mineral notification”).

(3). The Registrant later sent follow-up emails to 194 of the suppliers described in (1) above, in order to remind non-responders to respond to the Conflict Mineral notification or to verify earlier responses.

(4). By April 30, 2014, 156 of the suppliers described in (1) had responded to the Conflict Mineral notification. 100 of those suppliers declared that they did not supply the Registrant with goods containing Conflict Minerals, with most utilizing the requested EICC-GeSI resources. The others indicated that they were still conducting their evaluation, were not required to respond.

III. Product Description:

The facilities used to process the necessary Conflict Minerals for the Products are not currently known based on the responses received by the Registrant in its RCOI and due diligence efforts.

The countries of origin of the necessary Conflict Minerals for the Products are not currently known based on the responses received by the Registrant in its RCOI and due diligence efforts.

IV. Additional Information:

This Report was not subjected to an independent private sector audit, as such audit was not required. The statements above are based on the information available at the time this Report was prepared, and a number of factors may change this information.

The activities described above are continuing, and after December 31, 2013 the Registrant has continued to follow up with the suppliers described in II.(1) above and to verify any responses from those suppliers.